Exhibit 11

CHARTER ONE FINANCIAL, INC.
COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended		Six Months Ended
	6/30/04	6/30/03	6/30/04	6/30/03
	(Dollars in thousands, except per share data)
Basic earnings per share(1):
Net income	$166,346	$166,037	$216,602	$313,528

Weighted average common shares outstanding	224,089,781	225,501,687	223,811,719	225,249,543

Basic earnings per share	$.74	$.74	$.96	$1.40

Diluted earnings per share:
Net income	$166,346	$166,037	$216,602	$313,528

Weighted average common shares outstanding	224,089,781	225,501,687	223,811,719	225,249,543
Add common stock equivalents for shares issuable under stock option plans	7,737,487	5,594,007	7,211,446	5,528,728

Weighted average common and common equivalent shares outstanding	231,827,268	231,095,694	231,023,165	230,778,271

Diluted earnings per share	$.72	$.72	$.94	$1.36

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